Filing pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Filer:  Boise Cascade Corporation

Subject Company:  OfficeMax, Inc.

Exchange Act File Number of Subject Company:
1-13380
Acquisition UPDATE
Issue No. 2 August 14, 2003

Boise Office Solutions Set To Become Third-Largest Office Products Distributor

When our acquisition of OfficeMax is completed, Boise Office Solutions will become the third-largest distributor of office products in the world.

"This positions us to compete with anyone, in any channel, at any time," said Chris Milliken, division president and CEO of Boise Office Solutions. "We are playing in the major leagues."

The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Staples and Office Depot sales the same year were $11.6 billion and $11.4 billion, respectively.

OfficeMax obviously brings proven retail expertise and a strong brand to the combination. Adding this to Boise Office Solutions' exceptional strength in the contract customer segment will significantly strengthen our competitive position. Boise, too, has historical strength and experience in the retail business. Currently, Boise's office products business has 99 retail stores, with 4 in Hawaii, 67 in Canada, 6 in Australia, and 22 in New Zealand. We also operate 63 distribution centers, 2 outbound sales centers, and 4 customer service centers.

OfficeMax operates retail stores in Puerto Rico and the U.S. Virgin Islands. Boise does not currently have operations in these regions. Boise operates 2 locations in Mexico, where OfficeMax operates 30 stores through a majority-owned subsidiary, OfficeMax de Mexico. In addition, OfficeMax has recently launched an E-commerce site in Canada, where Boise has a strong position through its subsidiary, Grand & Toy.

Our success in office products distribution has required a deep understanding of the products, trends, and needs of the retail office products industry and its customers, as well as small business and contract customers. This understanding, Boise's reputation for unparalleled customer service, and our use of leading-edge technology bring tremendous strengths to this new relationship.

Milliken pointed out that Boise's long-standing commitment to customer service is an important value of our company and has resulted in industry-leading innovations and a new standard for customer satisfaction. "We believe that, with this acquisition of OfficeMax, we will gain resources and capabilities that will enable us to carry forward with even more innovations in service and even greater levels of customer satisfaction," he said.

Additionally, Boise expects synergy benefits to reach about $160 million. Synergies will come from purchasing leverage due to increased scale, logistics, marketing, paper sales, and administration.

However, it's important to remember that this combination also creates a platform for growth, particularly in the small-business segment, and is not focused on cost savings alone. We are joining forces with OfficeMax to seize a unique growth opportunity for our distribution business and strengthen our competitive position.

We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing the transaction. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. Also, we have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing as well.

"We believe OfficeMax is the right partner," Milliken said. "Boise chose OfficeMax because of its core competencies and synergies with Boise's own operations. OfficeMax's nearly 1,000 superstores, along with its direct-mail and consumer E-commerce capabilities, will help the combined entities form a powerful industry presence with a true competitive advantage."

Acquisition Timeline

Mergers and acquisitions aren't completed overnight. The companies involved must follow a specific process for submitting important information to regulators and allowing shareholders the opportunity to vote on the transaction. While we can't predict exactly how long this process will take for Boise's proposed acquisition of OfficeMax, here's a look at the major steps we have to take. A checked box indicates we've completed that step. A clear box indicates a procedure yet to be completed.

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Boise has completed a combined filing with the U.S. Department of Justice and the Federal Trade Commission (FTC) under the Hart-Scott-Rodino Act seeking antitrust clearance.

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During the first 30 days after our Hart-Scott-Rodino filing, we are prohibited from consummating the merger. Once the 30-day time period concludes, if the Department of Justice and FTC do not take any action, we will no longer be prohibited under the Hart-Scott-Rodino Act from moving forward with the transaction.

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Boise filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) on August 1, 2003. This filing contains important details about the transaction and the two companies involved.

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After the filing is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of both Boise and OfficeMax. OfficeMax shareholders will also receive a form on which they can elect to receive stock or cash for their shares.

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Shareholder meetings to vote on the proposed transaction will be held by both Boise and OfficeMax, most likely in the fourth quarter.

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If the proposed transaction is approved by shareholders of both companies, we will prepare for the closing, which we expect to occur in the fourth quarter.

All of Boise's filings relative to this transaction will be posted on our company website (www.bc.com) under Investor Relations, SEC Filings, the day they are filed. They will also be posted within 24 hours of filing on the SEC website (www.sec.gov).

News Reports, Rumors, and Our Obligations

The announced acquisition of OfficeMax is news and will be covered by a wide range of media.

For example, on the day of the acquisition announcement, we responded to more than 50 news media inquiries from national, regional, and local outlets. These inquiries came from newspapers, trade publications, magazines, radio and television networks, and wire services. Although media inquiries have slowed since July 14, we continue to receive regular media calls regarding the announcement. Internet websites and discussion boards have been active as well.

Our customers, family members, and friends may ask about negative media statements or articles they've seen or read. You, too, may have questions about such media reports.

Overall, it is normal and expected that an acquisition of this size will generate a great deal of speculation and conjecture in public forums. It is important to keep in mind that Boise has taken this step based on exhaustive review of the facts at hand and with the full belief that it will be in the best long-term interest of our customers and shareholders.

The news media have an inherent responsibility to portray all sides to any story, both positive and negative. As reporters and other public commentators do not always have complete access to company history, experience, and insights, it is highly possible that their assessments of the acquisition, or of other steps Boise might take, do not include all relevant facts and perspectives.

Business Conduct Guidelines

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  Please do not speculate about any aspect of the proposed acquisition or any future plans for the company. Please refer media and other public inquiries to Ralph Poore, 208-384-7294.

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  Please remember that Boise and OfficeMax must continue to operate as two separate companies. Please conduct Boise business as you have in the past.

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  Please do not contact OfficeMax employees on the job without your supervisor's approval.

Legal Limits Spur Rumors

Legal and regulatory requirements limit our ability to discuss in detail either the OfficeMax transaction or our review of strategic alternatives until after the OfficeMax transaction is completed. Unfortunately, into this informational vacuum flow rumors and speculations about what might happen next. This is perhaps only natural, but it is also unproductive.

We want to emphasize once again that no decisions have been made regarding the organizational structure best suited to the combined office products business, as well as the locations of its headquarters and operations. We expect to announce those decisions, as well as our other plans for managing the business, once the transaction closes.

Additionally, any rumor you hear about Boise pursuing specific strategic alternatives prior to closing of the OfficeMax transaction is precisely that—a rumor.

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Depending on the circumstances, disclosure might also be required under SEC rules.

Keep these facts in mind as you encounter any speculation. In the meantime, focus on safety, Total Quality, serving customers, and doing your best. We'll communicate with you as much as possible.

Management Team Addresses Key Audiences

Communicating with key audiences has been an important aspect of our announcement of an agreement to acquire OfficeMax. Our management team has made a number of presentations to employees, shareholders, analysts, news media, and others.

Presentations have included:

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  Webcast and teleconference with analysts and reporters. This event included George Harad, chairman and CEO, Ted Crumley, senior vice president and CFO, Chris Milliken, division president and CEO of Boise Office Solutions, and Vince Hannity, vice president, Corporate Communications and Investor Relations.

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  Interviews by Harad with major news media, including CNBC's Power Lunch, the Associated Press, Bloomberg News, The Chicago Tribune, The Cleveland Plain Dealer, Dow Jones News Service, and The Wall Street Journal.

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  Meetings by Harad, Crumley, Milliken, and Hannity with major shareholders on both coasts of the United States.

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  Employee meetings and teleconferences by Harad and Milliken in Boise, Idaho, and Itasca, Illinois, to explain the planned acquisition of OfficeMax and respond to employees' questions regarding the transaction.

One purpose of these presentations has been to explain the compelling long-term benefits of this transaction. The presentations point out that, strategically, this transaction creates a much larger, more competitive office products distribution business. Financially, the transaction is expected to add to earnings per share in the first full year of operation, before integration costs, and that contribution will increase in subsequent years. The overall response since our management team's presentations has been favorable.

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including one or more amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.